CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$5,500,000.	$392.15

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated March 19, 2010 to the Synthetic Convertible Product Supplement dated March 2, 2010 the Prospectus Supplement dated March 1, 2010 and the Prospectus dated February 10, 2009	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$5,500,000

BARCLAYS BANK PLC

GLOBAL MEDIUM-TERM NOTES, SERIES A

1.00% Notes Due March 24, 2015

Performance Linked to the Common Stock of Johnson & Johnson

Because these notes are part of a series of Barclays Bank PLC’s debt securities called Global Medium-Term Notes, Series A, this pricing supplement and the accompanying synthetic convertible product supplement dated March 2, 2010 (the “synthetic convertible product supplement”) should also be read with the accompanying prospectus supplement, dated March 1, 2010 relating to Barclays Bank PLC’s Global Medium-Term Notes, Series A (the “prospectus supplement”) and the accompanying prospectus dated February 10, 2009 (the “base prospectus”). Terms used here have the meanings given them in the synthetic convertible product supplement, the prospectus supplement or the base prospectus, unless the context requires otherwise.

•	Issuer: Barclays Bank PLC (Rated AA-/Aa3‡)

•	Common stock issuer: Johnson & Johnson. Johnson & Johnson is not involved in this offering and has no obligation with respect to the notes.

•	Common stock: The common stock of the common stock issuer listed on the New York Stock Exchange under the ticker symbol “JNJ”.

•	Principal amount: $1,000 per note, and in the aggregate, $5,500,000.

•	Inception date: March 19, 2010

•	Issue date: March 24, 2010

•

Stated maturity date: March 24, 2015, subject to postponement if the final valuation date is postponed. If the stated maturity date is not a business day, any payment required to be made on the stated maturity date will instead be made on the next business day, as described in the section entitled “Terms of the Notes—Maturity Date” in the prospectus supplement.

•

Valuation date: In the case of the stated maturity date, March 19, 2015, which is the third business day prior to the stated maturity date; in the case of redemption, the date on which the notice of redemption is mailed; or, in the case of repurchase, the date that is 3 business days before the repurchase date, which is a number of business days equal to the determination period, in each case subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described in the section entitled “Description of the Notes—Settlement value” in the synthetic convertible product supplement. We refer to March 19, 2015, the third business day prior to the stated maturity date, as the “final valuation date”.

•	Determination period: Three business days.

•	Interest rate: 1.00% per annum.

•	Interest payment dates: Semi-annually, on March 24 and September 24 of each year, beginning on September 24, 2010.

•	Interest payment record dates: 15 calendar days prior to each interest payment date.

•

Payment at maturity: At maturity, Barclays Bank PLC will pay to you, per $1,000 note, in addition to any accrued but unpaid interest up to but excluding the stated maturity date, an amount equal to the greater of:

(1) $1,000; and

(2) the alternative redemption amount.

As a result, you will only receive the alternative redemption amount, in addition to any accrued but unpaid interest up to but excluding the stated maturity date, if the settlement value is greater than the threshold value.

•

Alternative redemption amount: The alternative redemption amount per $1,000 note will equal $1,000 multiplied by a ratio determined by dividing the settlement value on the applicable valuation date by the threshold value. You can calculate the alternative redemption amount using the following formula:

$1,000 ×	settlement value
threshold value

•	Settlement value: The closing price of the common stock on the applicable valuation date multiplied by the multiplier then in effect.

•

Threshold value: $76.7236, which is 118.00% of $65.02, the average execution price per share of the common stock that an affiliate of Barclays Bank PLC has paid to hedge Barclays Bank PLC’s obligations under the notes on the inception date.

•

Multiplier: The multiplier will initially be 1.0, subject to adjustment under various circumstances as described in section entitled “Description of the Notes—Settlement value—Adjustments to multipliers and to securities included in the calculation of the settlement value” in the synthetic convertible product supplement.

•

Closing price: On any scheduled trading day, the last reported sales price for the common stock on the New York Stock Exchange at the scheduled weekday closing time of the regular trading session of the New York Stock Exchange.

•

Redemption: On or after March 24, 2013, Barclays Bank PLC may redeem, on not less than 30 calendar days’ prior written notice, each $1,000 note that is part of the series at a price equal to the greater of $1,000 and the alternative redemption amount calculated using the settlement value on the applicable valuation date, plus any accrued but unpaid interest up to but excluding the redemption date.

•

Repurchase option: On any business day during the repurchase request period, you may instruct Barclays Bank PLC to repurchase each $1,000 note that is part of the series at a price equal to the alternative redemption amount calculated using the settlement value on the applicable valuation date, plus any accrued but unpaid interest up to but excluding the repurchase date, by e-mailing Barclays Bank PLC before 4:00 p.m. New York time at us.syndicate.ops@barcap.com. The repurchase date will be the eighth business day following the business day on which Barclays Bank PLC receives your e-mail, unless payment is postponed because the applicable valuation date is postponed.

•

Repurchase request period: The repurchase request period shall commence on the inception date and shall terminate on the earlier of (a) the date on which the notice of redemption is mailed or (b) eight business days before the stated maturity date.

•

Stock settlement: Yes; if Barclays Bank PLC has elected to exercise its stock settlement option, on the stated maturity date or any repurchase date, Barclays Bank PLC will deliver to you a number of shares of the common stock with a cash value on the applicable valuation date equal to the amount due at maturity or upon repurchase, as the case may be, all as described below in the section entitled “Stock Settlement Option”, and will provide the trustee with not less than three business days’ prior written notice of such election.

•

Postponement of any valuation date, including the final valuation date, because of a market disruption event: If a market disruption event occurs on any valuation date, including the final valuation date, as set forth in this document, such valuation date will be postponed until the next scheduled trading day on which no market disruption event occurs; provided, however, if a market disruption event occurs on each of the eight scheduled trading days following the originally scheduled valuation date, then (a) that eighth scheduled trading day shall be deemed to be the valuation date and (b) the calculation agent shall determine the closing price of the common stock for that eighth scheduled trading day, based upon its good faith estimate of the market value on such day.

•	Base dividend and expected dividend schedule: The expected dividend schedule for the common stock is as follows:

Johnson & Johnson

Expected Ex-Dividend Date	Base Dividend
21-May-10	$0.51
20-Aug-10	$0.51
19-Nov-10	$0.51
18-Feb-11	$0.51
20-May-11	$0.51
19-Aug-11	$0.51
25-Nov-11	$0.51
24-Feb-12	$0.51
25-May-12	$0.51
24-Aug-12	$0.51
23-Nov-12	$0.51
22-Feb-13	$0.51
24-May-13	$0.51
26-Aug-13	$0.51
26-Nov-13	$0.51
26-Feb-14	$0.51
26-May-14	$0.51
26-Aug-14	$0.51
26-Nov-14	$0.51
26-Feb-15	$0.51

•	Denominations: $1,000 and whole multiples of $1,000.

•	Listing: The notes will not be listed on any exchange.

•	CUSIP No.: 06740LBD6

•	ISIN No.: US06740LBD64

‡ The Global Medium-Term Notes Program, Series A, is rated AA- by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Global Medium-Term Notes Program, Series A, is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

Investing in the notes involves risks. Risk Factors begin on page PR-7 of the synthetic convertible product supplement and on page S-5 of the prospectus supplement.

We may use this pricing supplement in the initial sale of the notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this free writing prospectus, any accompanying synthetic convertible product supplement or any accompanying prospectus supplement or base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	0%	100%
Total	$5,500,000	$0	$5,500,000

Please see “Supplemental Plan of Distribution” in this pricing supplement for more information.

Pricing Supplement

EXAMPLES OF AMOUNT PAYABLE AT MATURITY OR UPON REDEMPTION OR REPURCHASE	PS-2
STOCK SETTLEMENT OPTION	PS-3
COMMON STOCK ISSUER AND COMMON STOCK	PS-4
HYPOTHETICAL RETURNS	PS-6
SUPPLEMENTAL TAX CONSIDERATIONS	PS-7
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-8

PRODUCT SUPPLEMENT

SUMMARY INFORMATION—Q&A	PR-1
RISK FACTORS	PR-7
DESCRIPTION OF THE NOTES	PR-18
COMMON STOCK INFORMATION	PR-29
INDEX INFORMATION	PR-30
EXCHANGE TRADED FUND INFORMATION	PR-31
CLEARANCE AND SETTLEMENT	PR-32
USE OF PROCEEDS AND HEDGING	PR-33
SUPPLEMENTAL TAX CONSIDERATIONS	PR-35

PROSPECTUS SUPPLEMENT

SUMMARY	S-1
RISK FACTORS	S-5
DESCRIPTION OF MEDIUM-TERM NOTES	S-26
TERMS OF THE NOTES	S-31
INTEREST MECHANICS	S-37
CERTAIN FEATURES OF THE NOTES	S-40
DESCRIPTION OF UNIVERSAL WARRANTS	S-48
TERMS OF THE WARRANTS	S-53
CERTAIN FEATURES OF THE WARRANTS	S-57
REFERENCE ASSETS	S-62
CLEARANCE AND SETTLEMENT	S-104
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-109
PLAN OF DISTRIBUTION	S-111
CONFLICTS OF INTEREST	S-113
USE OF PROCEEDS AND HEDGING	S-118
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	S-119
VALIDITY OF SECURITIES	S-133

PROSPECTUS

FORWARD-LOOKING STATEMENTS	1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	1
THE BARCLAYS BANK GROUP	2
USE OF PROCEEDS	2
DESCRIPTION OF DEBT SECURITIES	3
DESCRIPTION OF WARRANTS	20
GLOBAL SECURITIES	31
DESCRIPTION OF PREFERENCE SHARES	36
DESCRIPTION OF AMERICAN DESPOSITARY RECEIPTS	41
DESCRIPTION OF SHARE CAPITAL	47
TAX CONSIDERATIONS	48
PLAN OF DISTRIBUTION	65
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	68
WHERE YOU CAN FIND MORE INFORMATION	69
FURTHER INFORMATION	69
VALIDITY OF SECURITIES	69
EXPERTS	69
EXPENSES OF ISSUANCE AND DISTRIBUTION	70

Barclays Bank PLC has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the prospectus supplement relating to our Series A medium-term notes of which the notes are a part and the synthetic convertible product supplement. Purchasers should rely upon the base prospectus, the prospectus supplement, the synthetic convertible product supplement, this pricing supplement, any other relevant terms supplement and any relevant free writing prospectus for complete details. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous communications concerning the notes. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede the synthetic convertible product supplement, which shall, likewise, supersede the base prospectus and the prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying synthetic convertible product supplement as the notes involve risks not associated with conventional debt securities. You should also carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement.

We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may get these documents and other documents Barclays Bank PLC has filed for free by searching the SEC online database at www.sec.gov, with “Barclays Bank PLC” as a search term or through the links below, or by emailing Barclays Bank PLC at us.syndicate.ops@barcap.com.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Synthetic convertible product supplement dated March 2, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510046023/d424b3.htm

•	Prospectus supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

•	Base prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

EXAMPLES OF AMOUNT PAYABLE AT MATURITY OR UPON REDEMPTION OR REPURCHASE

Here are two examples of hypothetical alternative redemption amount calculations. In each of these examples it is assumed that (a) the issuer of the common stock does not change the amount of quarterly cash dividends that it pays on its shares of common stock during the term of the notes, (b) the multiplier has not been adjusted and (c) the threshold value is $76.7236.

Example 1. Assuming the closing price of the common stock is $65 and therefore a settlement value of $65:

Alternative redemption amount per $1,000 note =

$ 1,000 ×	$65	= $847.19
$76.7236

As a result, on the stated maturity date or upon redemption, you would receive $1,000 per $1,000 note (plus accrued but unpaid interest up to but excluding the stated maturity date or the redemption date, as applicable) because $1,000 is greater than $847.19.

Upon repurchase, you would only receive $847.19 (plus accrued but unpaid interest up to but excluding the repurchase date) because your principal amount is only protected if you hold your notes to maturity or if we redeem your notes.

In the case of stock settlement on the stated maturity date in this example, you would receive, if you held a $1,000 note, 15 shares of common stock plus $25.00 in cash, plus a payment in cash of accrued but unpaid interest up to but excluding the stated maturity date. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held $4,000,000 aggregate principal amount of notes, you would receive, in total, 61,538 shares of common stock plus $30.00 in cash, plus a payment in cash of accrued but unpaid interest up to but excluding the stated maturity date.

In the case of stock settlement upon repurchase in this example, you would receive, if you held a $1,000 note, 13 shares of common stock plus $2.19 in cash, plus a payment in cash of accrued but unpaid interest up to but excluding the repurchase date. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held $4,000,000 aggregate principal amount of notes, you would receive, in total, 52,134 shares of common stock plus $50.00 in cash, plus a payment in cash of accrued but unpaid interest up to but excluding the repurchase date.

Example 2. Assuming the closing price of the common stock is $85.00 and therefore a settlement value of $85.00:

Alternative redemption amount per $1,000 note =

$ 1,000 ×	$85	= $1,107.87
$76.7236

As a result, on the stated maturity date or upon redemption or repurchase, you would receive $1,107.87 per $1,000 note (plus accrued but unpaid interest up to but excluding the stated maturity date, the redemption date or the repurchase date, as applicable) because $1,107.87 is greater than $1,000.

In the case of stock settlement on the stated maturity date or upon repurchase in this example, you would receive, if you held a $1,000 note, 13 shares of common stock plus $2.87 in cash, plus a payment in cash of accrued but unpaid interest up to but excluding the stated maturity date or the repurchase date, as the case may be. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held $4,000,000 aggregate principal amount of notes, you would receive, in total, 52,135 shares of common stock plus $5.00 in cash, plus a payment in cash of accrued but unpaid interest up to but excluding the stated maturity date or the repurchase date, as applicable.

To the extent that the actual settlement value differs from the values assumed above, the issuer of the common stock changes the amount of quarterly cash dividend it pays or the multiplier has been adjusted, the results indicated above would be different.

STOCK SETTLEMENT OPTION

If Barclays Bank PLC elects to exercise its stock settlement option and Barclays Bank PLC provides the trustee not less than three business days’ prior written notice of such, Barclays Bank PLC will (1) pay the amount due at maturity, subject to the following paragraphs, by delivering, for each $1,000 principal amount of notes, a number of shares of the common stock with a cash value on the final valuation date equal to the greater of $1,000 and the alternative redemption amount, plus a payment in cash of any accrued but unpaid interest up to but excluding the stated maturity date, or (2) pay the amount due upon repurchase, subject to the following paragraphs, by delivering, for each $1,000 principal amount of notes, a number of shares of the common stock with a cash value on the applicable valuation date equal to the alternative redemption amount, plus a payment in cash of any accrued but unpaid interest up to but excluding the repurchase date.

If, however, Barclays Bank PLC determines that it is prohibited from delivering such shares or that it would otherwise be unduly burdensome to do so, it will pay in cash the amount payable at maturity or upon repurchase as if it had not elected the stock settlement option.

If the calculation above results in a fractional share, Barclays Bank PLC will pay cash to you in an amount equal to that fractional shares, based upon the closing price of the common stock (and any other equity securities included in the calculation of the settlement value) on the applicable valuation date.

Upon the occurrence of certain events, or if the common stock issuer is involved in certain extraordinary transactions, the number of shares of the common stock to be delivered may be adjusted and Barclays Bank PLC may deliver, in lieu of or in addition to shares of the common stock, cash and any other equity securities used in the calculation of the settlement value, all as determined by the calculation agent. See “Description of the Notes—Settlement value—Adjustments to multipliers and to securities included in the calculation of the settlement value” in the accompanying synthetic convertible product supplement.

Because the settlement value will ordinarily be determined on the applicable valuation date, if Barclays Bank PLC elects the stock settlement option, the effect to holders will be as if the notes matured or were repurchased prior to the stated maturity date or repurchase date, as the case may be. Thus, the aggregate value of the shares of the common stock and any other equity securities and cash that you receive at maturity or upon repurchase may be more or less than the amount you would have received had Barclays Bank PLC not elected the stock settlement option as a result of fluctuations in the value of these securities during the period between the applicable valuation date and the stated maturity date or repurchase date. Consequently, it is possible that the aggregate value of the cash and securities that you receive at maturity or upon repurchase may be less than the payment that you would have received at maturity or upon repurchase had Barclays Bank PLC not elected to settle the notes with shares of the common stock. In the absence of any election notice to the trustee, Barclays Bank PLC will be deemed to have elected to pay the amount payable at maturity in cash.

COMMON STOCK ISSUER AND COMMON STOCK

Johnson & Johnson

Barclays Bank PLC has obtained the following information regarding Johnson & Johnson from Johnson & Johnson’s reports filed with the SEC.

According to publicly available information, Johnson & Johnson (the “Company”) have approximately 115,500 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. As of December 31, 2009, the Company is a holding company, which has more than 250 operating companies conducting business all over the world. The Company was incorporated in the State of New Jersey in 1887.

The linked share’s SEC file number is 001-3215.

The common stock is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website described in the section entitled “Where You Can Find More Information” in the accompanying base prospectus. In addition, information regarding the Company may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Historical information about the common stock

The common stock is listed on the New York Stock Exchange under the symbol “JNJ”.

The following table presents the high and low closing prices for the common stock, as reported on the New York Stock Exchange during each fiscal quarter in 2006, 2007, 2008, 2009 and 2010 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2006, 2007, 2008, 2009 and 2010 (through the date of this pricing supplement).

The historical prices of the common stock are not necessarily indicative of future performance; accordingly there can be no assurance that the payment you receive at maturity or upon redemption or repurchase will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

	High	Low	Period End
2006
First Quarter	$63.10	$56.80	$59.22
Second Quarter	$61.79	$57.65	$59.92
Third Quarter	$65.00	$60.04	$64.94
Fourth Quarter	$69.10	$64.58	$66.02

2007
First Quarter	$67.76	$60.00	$60.26
Second Quarter	$65.12	$60.10	$61.62
Third Quarter	$65.70	$59.77	$65.70
Fourth Quarter	$68.40	$63.91	$66.70

2008
First Quarter	$68.31	$61.33	$64.87
Second Quarter	$68.26	$63.57	$64.34
Third Quarter	$72.22	$64.64	$69.28
Fourth Quarter	$67.79	$55.33	$59.83

2009
First Quarter	$60.65	$46.60	$52.60
Second Quarter	$56.96	$50.65	$56.80
Third Quarter	$61.79	$55.98	$60.89
Fourth Quarter	$64.96	$58.93	$64.41

2010
First Quarter (through March 19, 2010)	$65.35	$62.37	$65.11

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the final valuation date, in each case assuming that the investment is held from the date on which the notes are first issued until the stated maturity date and that the threshold value is $76.7236:

•	the hypothetical alternative redemption amount per $1,000 note;

•	the percentage change from the principal amount to the hypothetical alternative redemption amount;

•	the hypothetical total amount payable at stated maturity per $1,000 note (without interest);

•	the hypothetical total rate of return (without interest);

•	the hypothetical annualized pre-tax rate of return (without interest);

•	the hypothetical total rate of return (including interest); and

•	the hypothetical annualized pre-tax rate of return (including interest)

Hypothetical settlement value on the final valuation date	Hypothetical alternative redemption amount per $1,000 note	Percentage change from the principal amount to the hypothetical alternative redemption amount	Hypothetical total amount payable at stated maturity per $1,000 note	Hypothetical total rate of return (without interest)	Hypothetical annualized pre-tax rate of return (without interest)	Hypothetical total rate of return (including interest)	Hypothetical annualized pre-tax rate of return (including interest)
$60.00	$782.02	-21.80%	$1,000.00	0.00%	0.00%	5.00%	0.98%
$65.00	$847.19	-15.28%	$1,000.00	0.00%	0.00%	5.00%	0.98%
$70.00	$912.36	-8.76%	$1,000.00	0.00%	0.00%	5.00%	0.98%
$75.00	$977.53	-2.25%	$1,000.00	0.00%	0.00%	5.00%	0.98%
$76.7236(1)	$1,000.00	0.00%	$1,000.00	0.00%	0.00%	5.00%	0.98%
$80.00	$1,042.70	4.27%	$1,042.70	4.27%	0.84%	9.27%	1.79%
$85.00	$1,107.87	10.79%	$1,107.87	10.79%	2.07%	15.79%	2.98%
$90.00	$1,173.04	17.30%	$1,173.04	17.30%	3.24%	22.30%	4.11%
$95.00	$1,238.21	23.82%	$1,238.21	23.82%	4.37%	28.82%	5.20%

(1)	This figure reflects the threshold value.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

The table above provides hypothetical return information only with regard to notes held to maturity. It is not applicable in the case of notes repurchased or redeemed prior to the stated maturity date.

You should compare the features of the notes to other available investments before deciding to purchase the notes. Due to the uncertainty as to whether the alternative redemption amount, at stated maturity or in connection with a repurchase or redemption, will be greater than $1,000 per $1,000 note or whether the notes will be redeemed prior to the stated maturity date, the return on investment with respect to the notes may be higher or lower than the return available on other securities issued by Barclays Bank PLC or by others and available through Barclays Capital Inc. You should reach an investment decision only after carefully considering the suitability of the notes in light of your particular circumstances.

SUPPLEMENTAL TAX CONSIDERATIONS

Some of the tax consequences of your investment in the notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the notes; if you are a secondary purchaser of the notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the notes in this pricing supplement is materially correct. The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the notes over their term based on the comparable yield for the notes and pay tax accordingly, even though the comparable yield may exceed the coupon payments that are made semi-annually with respect to the notes. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to redemption or maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale, redemption, repurchase or maturity of the notes will be taxed as ordinary interest income and any loss you may realize on the sale, redemption, repurchase or maturity of the notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the notes and thereafter would be capital loss.

If you receive shares of common stock upon the maturity or repurchase of the notes, your tax basis in such shares will equal the then-current fair market value of such shares. Your holding period for such shares will begin on the day following the maturity or repurchase of the notes.

For a further discussion of the tax treatment of your notes, including information regarding obtaining the comparable yield for your notes and the tax consequences to secondary purchasers of the notes, please see the discussion under the heading “Supplemental Tax Considerations” in synthetic convertible product supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

The Agent proposes to offer the notes initially at a public offering price equal to the price specified on the cover of this pricing supplement.

Delivery of the notes will be made against payment for the notes on or about the issue date indicated on the cover of this pricing supplement, which is the third business day following the inception date (that is, the notes will have a settlement cycle referred to as “T+3”).

After the initial public offering, the public offering price and the selling terms may be varied from time to time by the Agent.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of sale will be provided in a separate confirmation of sale.

$5,500,000

1.00% Notes Linked to the Common Stock of Johnson & Johnson, Due

March 24, 2015

Global Medium-Term Notes, Series A

Pricing Supplement

(to Synthetic Convertible Product Supplement dated March 2, 2010,

Prospectus Supplement dated March 1, 2010 and

Prospectus dated February 10, 2009)

March 19, 2010